UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                                 SeraNova, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   817476 10 4
                                 --------------
                                 (CUSIP Number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)




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




CUSIP No.    817476 10 4


1   Name of Reporting Person:    Nagarjun Valluripalli
    I.R.S. Identification No. of above person (entities only):  Not Applicable

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:  India



   NUMBER OF       5   Sole Voting Power:  1,714,221 Shares(1)
    SHARES
 BENEFICIALLY      6   Shared Voting Power:  12,000 Shares(2)
   OWNED BY
     EACH          7   Sole Dispositive Power:  1,714,221 Shares(1)
   REPORTING
    PERSON         8   Shared Dispositive Power:  12,000 Shares(2)
     WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person
                               (as of December 31, 2000): 1,726,221 Shares(1)(3)

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]

11  Percent of Class Represented by Amount in Row (9):  9.8%(4)

12  Type of Reporting Person:     IN

-----------------

(1)  Including 75,000 shares issuable upon exercise of options.

(2) The reporting person disclaims beneficial ownership of these shares, which are held by his wife.

(3) The reporting person disclaims beneficial ownership of 12,000 of these shares, which are held by his wife.

(4) On December 31, 2000, there were 17,510,883 shares of common stock outstanding.



                                Page 2 of 5 Pages

Item 1.

(a)  Name of Issuer: SeraNova, Inc.

(b)  Address of Issuer's Principal Executive Offices:  499 Thornall Street,
                                                       10th Floor
                                                       Edison, New Jersey 08837

Item 2.

(a)  Name of Person Filing: Nagarjun Valluripalli

(b)  Address of Principal Business
       Office or, if none, Residence:    Intelligroup, Inc.
                                         499 Thornall Street, 11th Floor
                                         Edison, New Jersey  08837

(c)  Citizenship: India

(d)  Title of Class of Securities: Common Stock, par value $.01 per share

(e)  CUSIP Number:  817476 10 4

Item 3.

     Not applicable.

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned (as of December 31, 2000): 1,726,221 shares(1)(2)

(b)  Percent of class: 9.8%(3)

-----------------------

(1)  Including 75,000 shares issuable upon exercise of options.

(2) The reporting person disclaims beneficial ownership of 12,000 of these shares, which are held by his wife.

(3) On December 31, 2000, there were 17,510,883 shares of common stock outstanding.



                                Page 3 of 5 Pages

(c)  Number of shares as to which the person has:

     (i)   sole power to vote or to direct the vote: 1,714,221 shares(1)

     (ii)  shared power to vote or to direct the vote: 12,000 shares(2)

     (iii) sole power to dispose or to direct the disposition of: 1,714,221 shares(1)

     (iv) shared power to dispose or to direct the disposition of: 12,000 shares(2)

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable, since this statement is being filed pursuant to ss.240.13d-1(d).

--------------------

(1)  Including 75,000 shares issuable upon exercise of options.

(2) The reporting person disclaims beneficial ownership of these shares, which are held by his wife.



                                Page 4 of 5 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2001


                                                 /s/Nagarjun Valluripalli
                                                 ------------------------
                                                    Nagarjun Valluripalli



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